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                           May 13, 2021

       Robert Dzielak
       Chief Legal Officer and Secretary
       Expedia Group, Inc.
       1111 Expedia Group Way W.
       Seattle, WA 98119

                                                        Re: Expedia Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 7, 2021
                                                            File No. 333-255868

       Dear Mr. Dzielak:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Mark A. Stagliano